Exhibit 99
GENESIS LEASE LIMITED ANNOUNCES SECOND QUARTER
2009 RESULTS AND DECLARES DIVIDEND ON ITS COMMON SHARES
SHANNON, Ireland, July 30, 2009 — Genesis Lease Limited (NYSE:GLS — News “Genesis”) today announced its financial results for the second quarter ended June 30, 2009.
Recent highlights included:
•	EBITDA for the quarter increased 1.3% to $46.6 million compared to the same quarter in 2008

•	Declared quarterly dividend of $0.10 per share

•	Purchased a new A321-200 aircraft in July, 2009
Commenting on the second quarter results, John McMahon, Chief Executive Officer of Genesis stated, “Our globally diversified portfolio of in-demand aircraft continued to deliver solid cash flows and profitability during the second quarter in the face of a contracting global economy and the ongoing challenges for the aviation industry. Our payments collection performance continues to be excellent with no material amounts owing from our lease customers.”
Mr. McMahon continued, “Genesis had a healthy financial position at quarter-end with more than $66 million of unrestricted cash, significant credit capacity and no immediate refinancing requirements. Of the three aircraft that were non-revenue generating at the end of the quarter, two have since delivered to a new customer and the remaining aircraft is expected to deliver in the third quarter. In addition, earlier this month, we added to the portfolio through the purchase and leaseback of our first A321 as the aircraft delivered new from Airbus to our new customer, US Airways.”
Second Quarter and YTD 2009 financial results
For the quarter ended June 30, 2009, rental revenues were $51.1 million compared to $52.0 million for the same period in 2008, a decrease of 1.9%. For the six months ended June 30, 2009, rental revenues were $101.9 million compared to $106.1 million for the same period in 2008, a decrease of 4.0%. Rental revenues include lease rentals from one aircraft acquired late in the second quarter of 2008. Rental revenues also reflect the incremental impact of non-revenue generating aircraft from the previous termination of leases. Three aircraft were non-revenue generating for the full quarter in 2009 with one further aircraft returning to revenue service towards the end of the quarter. In addition, lower interest rates during 2009 resulted in decreases in lease rentals from floating-rate leases.
For the quarter ended June 30, 2009, net income was $4.8 million compared to $9.0 million for the same period last year, a decrease of 47.0%. For the six months ended June 30, 2009, net income was $14.3 million compared to $18.8 million for the same period last year, a decrease of 23.9%. The results reflect an incremental adverse impact of $2.0 million in each quarter relating to non-revenue generating aircraft following the previous termination of leases. The results also reflect increases in depreciation of $2.4 million and $4.5 million related to planned major maintenance costs and increases of $1.1 million and $1.9 million with respect to the amortization of deferred financing costs and commitment fees in connection with Genesis’s $1 billion revolving credit facility, during the three and six-month periods ended June 30, 2009, respectively. The adverse impact of those items was offset by decreases in selling, general and administrative expenses of $1.7 million and $2.2 million primarily reflecting lower compensation and professional costs during the three and six months ended June 30, 2009 and a gain of $6.2 million related to the repurchase of securitization notes in the first quarter of 2009.
For the quarter ended June 30, 2009, EBITDA was $46.6 million, compared to $46.0 million for the same period in 2008, an increase of 1.3%. For the six months ended June 30, 2009, EBITDA was $98.0 million, compared to $94.0 million for the same period in 2008, an increase of 4.3%. For the six months ended June 30, 2009, EBITDA includes a gain of $6.2 million related to the repurchase of securitization notes. Genesis defines EBITDA as net income before provision for income taxes, interest, depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Please read “Reconciliation of Non-GAAP Financial Measure — EBITDA” for a description of EBITDA and a reconciliation of net income to EBITDA.
Accounts payable increased from $35.5 million as at December 31, 2008 to $47.3 million as of June 30, 2009. This increase was primarily due to the increase in capitalized maintenance accruals relating to planned major maintenance costs which are recorded in flight equipment. Other liabilities of $105.5 million as at June 30, 2009 include $72.2 million relating to the fair value of interest rate swaps.
All amounts referenced above as included in the results are on a pre-tax basis.
Aircraft Leasing and Acquisition Activities
As at June 30, 2009, Genesis had 54 aircraft with a weighted average age of 7.1 years. As of that date, 51 of the 54 aircraft were in operation with 34 airlines in 21 countries. Of the three aircraft which were non-revenue generating at the end of the quarter, two have since delivered to a new customer and the remaining aircraft is expected to deliver in the third quarter.
On July 20, 2009, Genesis acquired a new Airbus A321 series passenger aircraft, manufactured in July 2009 and contracted on lease to US Airways. Following the addition of this aircraft, Genesis has 55 aircraft in its portfolio.
Genesis has one remaining aircraft lease expiration in 2009. Although a new airline customer for this aircraft has entered into a lease agreement, the airline may not be in a position to take delivery of this aircraft and GECAS is currently in the process of examining alternatives. Genesis has only three scheduled aircraft lease expirations in 2010, all of which are in the fourth quarter of that year.
Information in respect of the Genesis portfolio of aircraft and customers can be found on its website at www.genesislease.com.
Dividends
On July 28, 2009, the Board of Directors declared a dividend of $0.10 per share, which will be paid on September 16, 2009 to shareholders of record on August 11, 2009.

About Genesis Lease Limited
Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Shannon, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GECAS to service its portfolio of leases, allowing management to focus on executing its growth strategy.
Genesis’s common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol “GLS.”
Conference Call and Webcast
Genesis will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Thursday July 30, 2009, at 2:00 pm (GMT) / 9:00 am (Eastern Time) / 6:00am (Pacific Time).
A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 (United States/Canada) or 719-457-0820 (International) and enter confirmation code 3142058. The recording will be available from Thursday, July 30, 2009 until Thursday, August 6, 2009 at 11:59 p.m. (Eastern Time). A live broadcast of the earnings conference call will also be available via the Internet at http://www.genesislease.com under ‘Investor Relations’. The webcast will be archived on the site for one year.
The Genesis Lease Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3178
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global economic, business, political, competitive, market, regulatory and other factors and risks. Genesis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

GENESIS LEASE LIMITED
CONSOLIDATED BALANCE SHEETS

		June 30,
	December 31,	2009
	2008	(unaudited)
	(USD in thousands)

ASSETS
Cash and cash equivalents	$60,206	$66,116
Restricted cash	33,718	30,907
Accounts receivable	548	664
Other assets	34,761	32,077
Flight equipment under operating leases, net	1,597,604	1,598,978
Fixed assets	2,224	1,913
Deferred income taxes	28,634	24,732

Total Assets	$1,757,695	$1,755,387

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable	$35,445	$47,333
Other liabilities	118,420	105,542
Debt:
Securitization notes	796,500	781,500
Debt facilities	331,893	325,142

Total Liabilities	1,282,258	1,259,517

Commitments and contingencies	—	—

Shareholders’ equity:
Par value 0.001 U.S. dollars per share; 500,000,000 shares authorized; 34,341,095 and 34,346,596 shares issued and outstanding at December 31, 2008 and June 30, 2009, respectively	34	34
Additional paid-in capital	579,971	579,918
Accumulated other comprehensive income	(76,191)	(63,157)
Accumulated deficit	(28,377)	(20,925)

Total shareholders’ equity	475,437	495,870

Total liabilities and shareholders’ equity	$1,757,695	$1,755,387

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009
	(USD in thousands except per share data )

Revenues
Rental of flight equipment	$52,029	$51,065	$106,098	$101,890
Other income	412	135	1,024	6,454

Total revenues	52,441	51,200	107,122	108,344

Expenses
Depreciation	18,955	22,194	39,052	43,647
Interest	16,643	18,902	33,422	37,810
Maintenance	195	58	685	89
Selling, general and administrative	6,302	4,585	12,533	10,325

Total operating expenses	42,095	45,739	85,692	91,871

Income Before Taxes	10,346	5,461	21,430	16,473
Provision for income taxes	1,370	702	2,599	2,152

Net Income	$8,976	$4,759	$18,831	$14,321

Basic earnings per share	$0.25	$0.14	$0.52	$0.42

Diluted earnings per share	$0.25	$0.14	$0.52	$0.42

Reconciliation of Non-GAAP Financial Measure — EBITDA
EBITDA is a measure of operating performance and liquidity that is not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. Genesis defines EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Management uses EBITDA as a financial measure to evaluate the consolidated financial and operating performance and liquidity of the business that, when viewed with GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting Genesis’s business than GAAP measures alone. EBITDA assists Genesis in comparing its operating performance on a consistent basis as it removes the impact of its capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of the management team (taxes) from its operating results. EBITDA also assists Genesis in comparing its liquidity on a consistent basis by providing a measure to demonstrate cash flow available for the payment of interest and dividends. EBITDA is presented in this press release because Genesis believes that EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and of debt service and dividend paying capacity. Accordingly, EBITDA is one of the metrics used by management and the board of directors to review Genesis’s financial performance and liquidity.
EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. In evaluating EBITDA, investors should be aware that in the future Genesis may incur expenses similar to the adjustments described above. In particular, Genesis expects that depreciation of flight equipment and interest expense will continue to represent the substantial portion of its operating expenses. Therefore, the use of EBITDA as a measure of operating performance and liquidity is limited by the exclusion of a majority of Genesis’s operating expenses from the measure. The following presentation of EBITDA should not be construed as an implication that future results will be unaffected by expenses that are unusual, non-routine or non-recurring items. Investors are urged to review the GAAP financial measures included in this earnings release and Genesis’s public filings, and to not rely on any single financial measure to evaluate its business.
RECONCILIATION OF NET INCOME TO EBITDA FOR
THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2008 AND 2009

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009
	(USD in thousands)

Net income	$8,976	$4,759	$18,831	$14,321
Provision for income taxes	1,370	702	2,599	2,152
Depreciation and amortization	19,727	23,746	41,309	46,723
Interest (i)	15,889	17,367	31,212	34,775

EBITDA	$45,962	$46,574	$93,951	$97,971

(i)	“Interest” excludes the amortization of deferred financing costs, which are reflected under “Depreciation and amortization.”